UNITED STATES OF AMERICA

           BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

In the Matter of
							AMENDMENT TO
NORTHEAST UTILITIES ("NU")		CERTIFICATE
ET AL						PURSUANT TO
				RULE 24


File No.  70-08875
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in Post-Effective Amendment No. 19 (Amendment No. 21) to the Application/Declaration on Form U-1 (the "Amendment") in File No. 70-08875, Yankee Gas Services Company ("Yankee Gas") hereby reports and certifies as follows:

On November 17, 2000, Yankee Gas entered into an amendment to its $60 million revolving credit facility pursuant to a Fourth Amendment, dated as of November 17, 2000 to and under the Credit Agreement among Yankee Gas Services Company, the Banks listed on the signature pages thereof, the Bank of New York, as Agent and Fleet National Bank, as Co-Agent, a copy of which is attached as exhibit B.21 to this Certificate

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Amendment and the order of the Commission issued on November 13, 2000 in this file.

The Following Exhibit is also attached:

B.21 Fourth Amendment, dated as of November 17, 2000 to and under the Credit Agreement among Yankee Gas Services Company, the Banks listed on the signature pages thereof, the Bank of New York, as Agent and Fleet National Bank, as Co-Agent.

Submitted with this Certificate is the "past tense" opinion of counsel.


November 27, 2000

YANKEE GAS SERVICES COMPANY


By: /s/ Randy A. Shoop
Name: Randy A. Shoop
Title: Assistant Treasurer- Finance,
Northeast Utilities Service Company, as Agent for
the above-named company